Statement of Cash Flows -

Peptinovo Biopharma Inc
January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,803,155.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	
20000 Accounts Payable	913,136.78
Credit card old	-109.90
Credit card pnc xx8075	41,733.20
Direct Deposit Payable	
loan Agley	
Loan CIF2	26,000.00
Loan Homan 10	150,000.00
Loan MEF 10	37,000.00
Loan MRP-F19	2,000,000.00
Loan Stinson	-125,000.00
Loan Tokarz	
Michigan Department of Treasury Payable	
Payroll Liabilities:Federal Taxes (941/944)	418.40
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:MI Income Tax	-164.53
Payroll Liabilities:MI Unemployment Tax	-87.22
Peptinovo Australia	-732,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,310,968.73**
Net cash provided by operating activities	**-$2,492,186.48**
INVESTING ACTIVITIES	
Security Deposits	-3,109.11
Net cash provided by investing activities	**-$3,109.11**
FINANCING ACTIVITIES	
30100 Stock	16,744.25
Convertible Debt/Bridge 2022	-3,755,900.00
SAFE Series 1	-2,001,857.64
Series A1 equity	8,216,457.64
Series A1 pending close	100,000.00
Net cash provided by financing activities	**$2,575,444.25**
NET CASH INCREASE FOR PERIOD	**$80,148.66**
Cash at beginning of period	**$350,498.25**
CASH AT END OF PERIOD	**$430,646.91**